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May 4, 2001

Mark Kane
17512 Muirfield Drive
Dallas, Texas 75287
(972) 741-2845

PawnMart, Inc.
Carson Thompson
6300 Ridglea Place
Suite 724
Fort Worth, Texas 76116
(817) 569-9305

VIA FAX
Re: Board of Director Resignation

Dear Carson:

As you have requested, I have reviewed the resume of James Richards and feel that he would be an excellent addition to the Board. Mr. Richards' background in corporate finance should prove invaluable on a going forward basis.

As we have discussed, now is the time for me to officially resign from the Board. I have enjoyed my tenure at PawnMart and wish you and the company the absolute best.

Sincerely,

/s/ MARK KANE
Mark Kane